Yolo Rum, LLC.

Alcohol B2C

Superior rum made by legendary experience

YOLORUM.COM DENVER COLORADO


RUM
GOLD
10
RUM
SILVER
S
RUM
CLEAR
C



We make rum that's distilled by legendary rum maker Don Pancho Fernandez, the former Cuban minister of rum for Fidel Castro for 40 years. While still in what we consider our "proof of concept phase," we've won 21 international rum awards and are sold in 200 Florida and Colorado locations. Now, with two recent distribution deals, we're... more

Philip Guerin Managing Member @ Yolo Rum, LLC.

Why you may want to support us...

1. Winner of 21 international rum awards.
2. Currently available in 200 Florida and Colorado locations.
3. Our rum maker, Don Pancho Fernandez, was the Cuban minister of rum for Fidel Castro for 40 years.
4. Teamed up with national distributor Mexcor at the beginning of 2018 to push our national distribution footprint.
5. More than 29,000 followers on our social media channels.
6. Our attorneys at Messner and Reeves took Chipotle public and are coaching and coaxing us on our journey.

Why investors ❤ us

WE'VE RAISED $459,834 SINCE OUR FOUNDING



Best company I've come across in years. Needs are met, prices are fair, perfect customer service. 10/10.

Chris Chrest

Facebook Reviewer, Yolo Rum Customer



Great to be here for the journey and seeing this brand become a household name salud !

Fernando Jasso Anguiano



I'm not much of a liquor drinker. But if I do partake, it's rum. I like the fact that you focus on purity & tradition. Your 21 rewards are impressive, too. Glad to be a part.

Kim Kuharic

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Philip Guerin

Managing Member

25+ years product, brand, marketing development experience. I have Integrity, Passion and Leadership



Francisco "Don Pancho" Fernandez

Master Blender

50+ year career in rum, Linchpin of Panama's rum industry, 15+ years as Master Distiller- Las Cabras



Larry Ulibarri

Digital & Video Asset Developer

Lead personality on one of Denver's most loved and funniest morning shows.



Jared Wigand

Chief Digital Officer

Social Media Expert; Develop and execute digital marketing and promotions for social media networks



Christopher Adams

Chief Creative Officer

Responsible for marketing, media, branding | Manage, develop, and lead interactive media / marketing



Eric Swanson

Chief Business Development Officer

Elaborate business development plans, design and implement processes to support business growth



Sam Hines

Chief Communications Officer

Former Marketing Manager, Interactive Media and Marketing, Project Manager

In the news

Downloads

transcripts.txt

We Make Next-Generation Rum

Every spirit goes through a peak phase. Twenty years ago, gin was trending. Ten years ago, it was vodka. We believe that the next trending spirit is going to be rum, and Yolo Rum is in the right position to capitalize. We've spent the last 6 years exploring the market with a rum that's not only got a catchy name, but is sugar-, gluten-, and additive-free. Already in 200 Colorado and Florida stores, we signed a deal in early 2018 that will expand our distribution nationally. If we are about to enter a decade of rum, Yolo Rum intends to be one of the biggest brands in the market.


Yolo
RUM
GOLD
10
Yolo
RUM
SILVER
S
Yolo
RUM
CLEAR
C

Our Legendary Rum Maker Makes a Legendary Product

It's not just the 21 international rum awards we've won. What makes our spirit different is our rum maker, Don Pancho Fernandez, who was the Cuban minister of rum for Fidel Castro for 40 years. Based out of his distillery in Panama, he knows all the tricks, liking aging our 10-year rum in American White Oak.


Consumer Rum Jury
Gold
Miami Rum Festival
San Diego Spirits Festival
Gold
2017
Silver
2017
International Spirits Competition
2016
RumXP
BEST IN CLASS
Gold
Miami Rum Festival
2015
RumXP
Gold
award
Miami Rum Festival
San Francisco World Spirits Competition
2018
Double Gold
2018
Bronze Medal
Spirits of the Americas
Best of Class
Spirits of the Americas
Gold
Spirits of the Americas
Bronze
2017
Silver Medal
New York World Wine & Spirits Competition
2017
Gold Medal
New York World Wine & Spirits Competition
Silver
Gold
Spirits 2018
Spirits 2017
Spirit Competition

Our Progress So Far

Before we made the decision to crowdfund, all of our revenue ran through Yolo, Ltd. Due to how we wanted to sell equity in the company, we needed to shield our licenses from exposure and decided to do our raise for Yolo Rum LLC. Essentially, Yolo, Ltd. owns Yolo Rum LLC, which focuses on rum production, has the IP, and does all of the marketing of the products. Philip Guerin owns 60% of Yolo, Ltd., which owns 85% of Yolo Rum, LLC. Philip Guerin is the only member or shareholder that owns more than 20% in Yolo, Ltd. (60%). Yolo, Ltd. is the only shareholder with greater than 20% ownership of Yolo Rum, LLC., and the raise is for Yolo Rum, LLC. only.

With our new distributor on board, we feel ready to capitalize on the groundwork we've laid by expanding into Texas and other states. If we hit our campaign goal, we'll use the money for inventory, marketing, operations, legal fees, promotional materials, and storage.


Yolo Rum is Conceptualized b Philip Guerin
Don Pancho Fernandez Joins Our Team
Philip Guerin buys 100% of Yolo Rum
Investor John Granville Joins Our Team as CFC
Solidify Colorado distribution deal with New Age Beverage Corporation
Summer/Fall 2011
January 2013
May 2016
February 2018
May 2018
April 2012
March 2013
April 2017
March 2018
Our Team is Assembled
Yolo Rum Gold and Yolo Rum Silver Land in Denver, Colorado
We Team Up Wit Prestigious Law Firm Messner and Reeves
We Sign With National Distributor Mexcor

Let's Yolo Together

Dear Investors,

We do get a choice, but only of the select products that have been chosen for us by the liquor industry. This standard is not a sustainable model for the future consumer. The market for "quality" spirits and health consciousness has exploded, and Yolo Rum aims to perpetuate this momentum.

Yolo Rum is sugar and gluten-free. There are no additives, just pure rum. Yolo Rum is made by one of the best rum makers in the world -- Don Pancho Fernandez. Our claims of unmatched quality are supported by our 21 international awards.

Our journey began 6 years ago with the love and support of our friends and family. We were considered complete outsiders in the liquor industry and were told countless times how we were "doing it all wrong." We recognized the need for a tech-savvy awakening in an ancient industry, and our existence was met by formidable opposition. Yolo Rum prevailed, creating a new status quo for the market. We survived this pre-revenue period, and the learning curve, with zero debt ($0!). This year, we've forged deals with two large distributors and our sales are taking off!

Now, industry insiders baffled by our success ask, "How'd Yolo Rum do that?" The secret is that we listened to you, our people! We also listened when you asked, "How can I invest in Yolo Rum?" Now, here we are on Wefunder!

Be assured, our priorities will always be to sell delicious, high-quality spirits and utilize our resources to make Earth a better place, socially and environmentally. Join us!

Yolo Rum is democracy powered, and we need you to participate in this crowdfund, enlist in Yolo's crowdsource mission, and to tell everyone about Yolo Rum. You Only Live Once... INVEST! YOLO!

Thank you for all the support.

Sincerely,

Philip Guerin

Philip Guerin, CEO

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make rum that's distilled by legendary rum maker Don Pancho Fernandez, the former Cuban minister of rum for Fidel Castro for 40 years. While still in what we consider our "proof of concept phase," we've won 21 international rum awards and are sold in 200 Florida and Colorado locations. Now, with two recent distribution deals, we're ready to launch an aggressive marketing and product push to become a major player in the burgeoning rum market.

Where will your company be in 5 years?

With our new distribution deals in place, we plan to be in more than 500 locations in several more states by the end of the year. From there, we'll be in position to become a major independent spirit brand making a big impact in an industry dominated by huge conglomerates.

Who are you and what's your company all about?

My name is Philip Guerin and I'm the founder of Yolo Rum. We started Yolo Rum almost six years ago.
I would go down to Central America to visit my wife. There's not a lot of whiskey down there, and at the time, I was drinking a lot of whiskey. I discovered delicious rum and felt robbed out of my whole rum experience because I had never thought of rum as a drink that I would want to order. When I discovered delicious rum, I felt like I needed to embark on a mission to tell everybody about how good rum is.
I had always wanted to sell rum, and at the time the phrase YOLO -- you only live once -- was starting to be more popular. Yolo is a great name because people remember it after one exposure. It normally takes people 7-21 times to remember a brand name. Yolo evokes passion, which is something unique about a name. Yolo is pretty much the international cheer now. It's used everywhere more and more, not just in the United States. We use cheers a lot when people are toasting, and that's a British thing. In South America they say "Salud," but YOLO really is the global toast.
Both of our rums, our silver and our gold, have won over 21 international awards, which proves we really do know what we're doing. I like to say Yolo Rum is the best rum in the world and we have the awards to back it up.

How did you go about starting the company?

My wife is a brilliant lady who has a couple of master's degrees from Jesuit University in El Salvador. She was the marketing director for Pfizer in Central America when they rolled out Viagra, and she did quite well with that. She knew a lot of people in the food producing industries in Central America, and she was working for a company called San Francisco. She put us in touch with Don Pancho Fernandez, the guy who makes our rum and who is recognized as one of the best rum makers in the world. He was the Cuban minister of rum for Fidel Castro for 40 years before he left Cuba and started blending rum in Panama.
It took us five years to figure out our proof of concept, our proof of market, and our proof of product before we were able to establish ourselves. Plus we had to learn about the liquor industry, which is completely different than any other business that I've ever been involved in. The same people have been in the business a long time, and those people control the industry and make up the rules. They're not very keen on new people coming in and disrupting what they have. That being said, we have been working on establishing our brand, establishing our social media networks, getting out there, and letting people try the rum. We are getting it in people's hands, doing charitable events, and just being out there, being available, and developing the brand in a unique way.
I've never seen another company in the spirits industry like Yolo Rum. We're like the tech version of a spirits company when it comes to how we're marketing and the way we communicate. We were fortunate enough to hook up with the law firm that took Chipotle public. It's called Messner Reeves and is based in Denver. They've been extremely helpful in making sure that we're structured in a sound way. They are also helping us see what the next step is and how to navigate that.

How has the company grown or developed since you first started it?

In the last five years, we've been developing what we're doing. We have our legs underneath us. We're pretty much pre-revenue. The entire alcohol business really depends on who's distributing your product, and it's tightly controlled. It's hard to break out with national distribution, so we first had to build our reputation. We built some local markets in Denver and Florida. Once we had everything dialed in, we started contacting big distributors. We were picked up by Mexcor, one of the larger emerging distributors. They're the fourth largest distributor in Florida, the fourth largest in Texas, and the third largest in California. We just started selling them rum and have already sent them three palettes. That's almost more rum than we sold all of last year. We've already gotten two checks from them.
Then we have hooked up with another big distributor based in Denver called New Age Beverage Corporation. They're traded on the NASDAQ and own brands like Xing Tea and Marley Coffees. They recently picked up Drake's Organic Spirits, a new spirits brand out of Texas that's trying to be a part of the health wave. They're gluten-free and sugar-free just like Yolo Rum. They're doing a lot of things that are going to help us out in this market and they like a lot of the things that we're doing. By combining those forces, we're really starting to expand.

How much rum is the public drinking?

Rum really hasn't started trending the way that other spirits have trended, and I feel like gin is starting to peter out. Rum is logically the next big spirit that's going to trend. We've seen that it's always been popular in Florida, but it's now become more popular in the clubs. In Miami, it was vodka in the clubs and now you're seeing a big trend where rum is becoming a lot more popular.
You're also seeing that it's trending a lot better in Manhattan and San Francisco. When you have Miami, New York, and San Francisco starting to trend with rum, it's coming. It's still probably 18 to 24 months away from really hitting, but it's really starting to trend. People's knowledge of rum today is vastly different compared to five years ago. Five years ago, people knew nothing about rum except for the few brands that the five companies that own everything are giving us, and that's really not fair to us as consumers because that's not the best that rum has to offer. Now, with the craft and the boutique movement, we fit in perfectly. We want to be in the best possible position for when the wave hits. It's the position Gray Goose was in when vodka peaked the second time. The first time it was Absolut. When Absolut was priced at $20 for a 150-milliliter bottle of vodka, people went crazy. Then Grey Goose came with a $40 bottle and people thought that was crazy. The Grey Goose trend birthed everything else, all the good vodkas that people drink. Even now, you're seeing names like Tito's and even better vodkas emerge from that. It's a whole second wave. We really feel like we're in a position to benefit not just from the craft spirit and boutique spirit trend but also the health trend. Our rums have absolutely no additives and they're gluten-free and sugar-free.
When rum trends, we're going to have the brand that people have in mind. We've exposed millions of people to our brand, but it doesn't mean a whole lot because it's not in the stores. It hasn't been an organized effort because we've just been building the brand.

How will you be able to go up against the big spirit brands?

Technology is the great equalizer when it comes to big companies and small companies. The beautiful thing about the liquor and spirits industry is that the big companies don't know what they are doing. Bacardi copies us a lot, to the point where they sent us a cease and desist letter for some T-shirts that we had made. It had nothing to do with Yolo Rum. It had to do with Rum Bum, but we used the Run DMC looking logo and we did Yolo Rum shirts that said Rum Bum. They actually have a trademark for a Porsche racing team that was called Rum Bum and sent us over 100 pieces of evidence where they claimed we had violated the trademark. It really showed us how closely they were paying attention to what we were doing.

The big companies move so slowly. Facebook's algorithm is not the same as it was 90 days ago, and neither is Google's. If you're trying to do something that was working 90 days ago, you don't really know what's going on. People are constantly copying us, but we're the ones that are on to the next thing. We have thrown a lot of spaghetti against the wall to see what sticks. We are doing things that people aren't doing. We're just the ones that are doing it and nobody else is doing it. Nobody understands how to do it.

Spirits is a dog-eat-dog industry, and we've seen people just get eaten up. We've built our brand, and now the public is demanding it. People are asking for it. When it's out there, it's doing extremely well. We leapfrogged the entire industry. For the last five years, people have been telling us we were doing it wrong. Now, everybody wants to know how we did it because we haven't been crushed.

Why fundraise through equity crowdfunding?

The crowdfunding platform is ideal because it's a tremendous marketing opportunity. Even floating the possibility of the opportunity has created more buzz around our brand than we could have ever imagined. It creates real vested soldiers in the brand. There are few opportunities where the potential to be a major brand is opened up to the public like this. Not only is this a good way to fund our growth, but this is the way that we're going to grow our brand. We're going to make sure we're communicating with all of the people that invested so they understand that they have to be out there helping us. We've gotten a tremendous response from that. I also feel like there's really no end to this in sight.

I feel like these campaigns are the best marketing ever. I have another business where I've spent millions of dollars on marketing, and I've never had such a crazy response from just putting out a press release. We've been really careful how we're phrasing stuff and how people are biting on it. It's amazing how they want to invest. After they ask about investing, they always ask about how to buy the rum. We feel like we're going to have the funding, and we feel like we're going to have the steam behind us and the energy behind us because of this campaign. I feel like this campaign is going to reach millions of people. The people that started this company with me are local celebrities. They have a lot of pull, and between them and all of their social media fans, we have 300,000 engaged with us. We've been working on this for the last five years, and it's all coming together right now. We're really good at what we do, and we have the networks. We have 3,000 people that are signed up for our email list.

When did you ship your first rum?

We shipped our first rum five years ago. We have a container coming now, and this is our fifth container. We have given most of it away to charity and for events and have actually given a lot more rum away than we've sold. That being said, we've gone through maybe 40,000 bottles of rum. We still have some inventory remaining and we have 12,000 more coming with that container right now.

What's been your sales trend over the last two years?

They've been steady with micro-distributors. I don't want to say we're self-distributed, because that wouldn't be the proper legal representation, but we're working with very small distributors in very isolated markets to establish something that we could scale up. In terms of sales, we're talking about an average of $50,000 over the last four years.

For sales projections, we're at millions of dollars with just a thousand placements, and that's selling one bottle at a location every three days. We're not trying to say we're selling a dozen bottles per location.

Why have sales remained static for four years?

They've been static because we weren't trying to expand. It's a crazy business and we really didn't understand it. It took us five years to establish our place in the industry and accumulate all of our awards and accolades. We needed that time to establish our credibility. Once we had credibility, we could approach big distributors. Before then, it was basically us beating the street, going around and asking people how they were doing. Now we have distributors behind us with aggressive sales forces, and we've been getting actively placed and we're selling and selling through, so things are just different. We're in the market now. Until we connected with Mexcor we were pretty much pre-revenue.
Before that, we were very hands on so we had to learn the business. Now we know the business. We knew there was going to be a point that we would have been ruined if we would have grown too fast. If we would have gotten picked up by a big distributor, it would have been disastrous for us. We had to establish ourselves and understand how to support our product. When people try it, they love it. Now we understand how to scale this up and how we can support it everywhere.
We've learned over the last five years that we can really support our product digitally, and that's the best way to do it. We can geo-fence specific locations. We understand what it means to have it in the on-premise location and what that means for the off-premise locations around that. We just weren't ready until now. We would have gotten crushed if we would have gotten picked up. We wouldn't have been able to fill the orders. The distributors are going to sell it. They're going to collect the checks. They're going to pay us for it and get it out there, but it's really going to be up to us to drive people to those establishments so they know that it exists. That's really the most important part of it.

How are you preparing to grow the company?

We've recently added some wisdom to our team through a new CFO. His name is John Granville and he ran an accounting firm for a long time. He's kind of an angel VC guy and he's extremely hands-on. He has been an angel to us because he understands the financial side of things. He has helped us look at the bigger picture, which has been extremely important.
Securing the funding is going to be another big thing. A big part of how we want to scale this up involves democracy venture capitalism. Wefunder is a big part of that, not just because of the income that we're going to raise, but because of the 500 people that are going to be brand ambassadors and help us push excitement behind the brand. It sounds slightly far-fetched, but it's powerful. We are already interacting with more people than that, but this increases what we're doing a lot. A lot of people are checking in and calling us every day. People in Texas want to know when Yolo Rum is going to be in Texas. People all over the country are asking us that. We haven't even started the campaign yet. We are like the horses before the race. We're in the gates jumping around. We are so ready for this campaign. We're interacting with so many people, and it has us energized to a completely different level. If we have 500 brand ambassadors all over the United States, that's an extremely powerful tool.
We also are going to continue doing everything else that we're doing, and we're going to be able to scale it up. We're going to have the money for inventory. We feel like we're going to say we're going for a $200,000 raise, but we're authorizing a million shares. We want to do the Bernie Sanders thing where 1,000 people each give us $1,000. I feel like we can sell this because of all of the traction that we've gotten.

How are you making people aware of your brand?

One of the big things that we've done are the press releases. It's an extremely powerful tool and it's great to be in the news. When we put this out, we're at the top of the Google search for rum. If you just Google rum and go to news, we'll stay at the top of the news for days, and we could never afford to pay Google to do that. It's extremely powerful. We noticed Yahoo Finance picked us up, and because Yahoo Finance picked us up, all of the business journals in the United States pick us up, so we are in 300 to 400 business journals every time we drop a press release. It's good because we're eventually going to be on the market, and it's going to be out there, and these are people that are movers and shakers.
There's a lot of people that invest a lot. They're almost like digital angels. They're investing repeatedly and there's a big badge of pride on getting in on that first offering. It's like with the first series of anything: comic books, baseball cards, cars. People want the first one. We've seen people wear that as a badge of honor. We think that people are paying attention to all of the small print, especially people that are doing this type of investing. Being able to put this in all of the business journals and Yahoo Finance gives us a tremendous advantage. People hire incubators and companies to do this, and these are things that we've been doing so successfully. PR Newswire was blown away by how successful our press releases are because we get a lot more value than we're paying for. They actually tried to figure out why we get so much press, and at the end, they figured out it was just the name YOLO.
Our next press release is about how we won a Double Gold Medal at the 2018 San Francisco World Spirits Competition. Then the next one is going to be Yolo Rum announces an Equity Crowdfunding campaign with Wefunder. We're going to put it out there and get it in front of a lot of people. This is going to generate so much excitement and we're going to use it as a springboard to our next funding.

Where along the spectrum of rum, from super cheap to super premium, does Yolo Rum stand?

We're definitely on the higher end of things. Both of our rums are just phenomenal, but our 10-year is aged at a minimum of 10 years. With some scotches they say is a 30-year, they'll put a little bit of 30 in there and then everything else is younger. But our 10-year is a true 10. It's blended, but anything that it's blended with is at least 10 years old. The color of our rum is darker than a 21-year-old rum, which is around a $150 bottle.
Ideally, our bottles will be at $50. Right now, they're at $30 to $35. I think it's the highest quality spirit you can buy for the money and the most highly decorated. Our 10-year competes with any scotch. Our 10-year is no joke. It's phenomenal. It's aged 10 years in American White Oak.
The people who are making our rum have been in the rum business for 200 years. They also make Flor de Cana, which is a very popular brand out of Nicaragua. They have the capability to make as much rum as we need. They told me they could produce 40 million liters a year for us if we needed them to. They just make rum and make rum and make rum. The company that makes the rum is part of a bigger company called SER, which is sugar, energy, and rum.
We have the capability to produce as much rum as we need. In terms of the quality of our rum, our silver rum sells for $20 to $25, so that's on the higher side of rum. In terms of the value, there's nothing like it. We smash the competition, and when we don't win a competition, I really have to question the integrity of the competition.

What is the company doing about its environmental impact?

That's another beautiful thing about our rum. The company pulls the sugar out of the cane and is left with wood pellets, like fiber pellets. They started burning it and scrubbing it with steam. Then they bought generators from Siemens, and now they're making almost zero-emission electricity. A few years ago, they sold $1 billion of carbon credits to Exxon for all the electricity that they're generating. They originally started generating it for their facilities and now they're generating energy in Nicaragua, Colombia, and Panama for their facilities, and they're selling it on the grid.

What is your production capacity?

We have about a five-week turnaround time, but that's something that our new CFO has really been helping us and make sure that we're keeping up with our inventory. With what we have coming now with this crowdfunding, we're putting half of the money into inventory, as we'll have another container coming. We'll be able to support $500,000 no problem. If we really needed money, we have other sources, but I really like this model. The only thing that's restricting us now is just time and money. We are so gung-ho, and not just for this campaign. It's really more about what this represents moving forward. The great thing is that if we're ordering one container or 10 containers, if we're ordering it at the same time, it's the same amount of work. We also like the scale of the volume and bringing our cash down on that. We're looking at the benefits to the growth, not really how it's going to prohibit us in any way. We've been thinking about this for five years. A few years ago, we would have been afraid in that scenario, but now we're ready for that growth.
The only bugaboo in the whole thing is that our bottles come from France and that's because we use the nicest bottles in the world. Our bottles are basically crystal made by Saver Glass in France. Our bottles have a foot at the bottom of them and weigh two pounds by themselves with no liquid in them. Our bottles are burly. You could drop our bottle and it doesn't break. It takes about five weeks to get the bottles from France to Panama, but we really feel like we're going to get ahead of the inventory thing.

What states will you be able to sell in?

We just rolled out in Florida. Our distributors wanted us to prove ourselves in Florida, and late February was when we got up and running there. They've already put in the PO for June for Texas. They told us that they wanted a track record and that it would be a while. We were chomping at the bit to get into Texas and California, and they were like, "Hold on. Let's do Florida first." So the fact that they're moving us forward is exciting. I know that we're exceeding expectations.

What potential problems in the future worry you the most?

In terms of the risk, it's a highly competitive industry. It's extremely hard for somebody to crack in. But if we were going to fail, we would have already failed. The beautiful thing about getting to this point is that we have no debt. We did it frugally. If we'd had a lot of money in the beginning, we would not have been any better off.
In terms of pitfalls, we've run through so many scenarios in our mind. God forbid it comes down to something tragic or something completely out of our control, like Chipotle and e-coli. I'm not worried about product contamination. I'm worried about people being stupid. One great thing about Yolo is that it says right on our bottle, you only live once, enjoy responsibly. YOLO means a lot of things to a lot of different people.
I love adversity because of the challenges and also because of the opportunities that it presents. I feel that whenever I've thought that we had experienced adversity, it was a chance for growth and part of the journey. It galvanized our experience, and it created opportunities. We're doing something so different than everybody else in that industry that nobody else is going to catch up to us.

Financials

Yolo Rum, LLC. has financial statements ending December 31 2019. Our cash in hand is $925, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$230,305
Net Loss


IOU!

$0
Short Term Debt



$0
Raised in 2019



$925
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make rum that's distilled by legendary rum maker Don Pancho Fernandez, the former Cuban "minister of rum" for Fidel Castro for 40 years. While still in what we consider our "proof of concept phase," we've won 21 international rum awards and are sold in 200 Florida and Colorado locations. Now, with two recent distribution deals, we're ready to launch an aggressive marketing and product push to become a major player in the burgeoning rum market.

With our new distribution deals in place, we plan to be in more than 500 locations in several more states by the end of the year. From there, we'll be in position to become a major independent spirit brand making a big impact in an industry dominated by huge conglomerates.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Yolo Rum, LLC was incorporated in the State of Colorado in March 2018.

Since then, we have:

- Winner of 21 international rum awards.

- Currently available in 200 Florida and Colorado locations.

- Our rum maker, Don Pancho Fernandez, was the Cuban minister of rum for Fidel Castro for 40 years.

- Teamed up with national distributor Mexcor at the beginning of 2018 to push our national distribution footprint.

- More than 29,000 followers on our social media channels.

- Our attorneys at Messner and Reeves took Chipotle public and are coaching and coaxing us on our journey.

Historical Results of Operations

Our company was organized in March 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $925, including $925 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $230,305 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Yolo Rum, LLC cash in hand is $925, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 0 months.

None

We do not expect any major changes to our expenses in the next 3-6 months.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-24,898%

Earnings per Share:	Revenue per Employee:	Cash to Assets:
-$0.03	N/A	100%

Revenue to Receivables:	Debt Ratio:
~	0%

Yolo Rum LLC 2019 PL.pdf

Yolo Rum LLC 2019 Balance Sheet.pdf

attachment 11.pdf

Risks

1. If either the U.S. or Panamanian governments enact legislation that would prohibit importing goods from Panama, which could put our sourcing of goods at risk.

2. Yolo Rum LLC may not be able to execute its Sales, Production and Marketing plans to the levels needed to achieve the revenues to succeed.

3. If the U.S. Government enacts legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business.

4. There may be an inability to secure distribution to service all Yolo Rum's potential markets, through out the United States.

5. There could be a restriction on marketing spirits or alcohol in mass media or a ban imposed by digital media and social media platforms.

6. A drought or shortage of the natural materials needed to produce rum, like sugar cane. and water, would limit our business.

7. The ancient liquor industry's failure to evolve with technology and the changing marketing climate, could disable us to utilize our skills.

8. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

9. Yolo Ltd. currently owns 100% of Yolo Rum LLC, which is majority owned by Phillip Guerin, therefore voting power and decisions largely lie in his hands.

10. Our future success depends on the efforts of a small management team, namely the two founders. The loss of services of either founder may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

11. The Rum industry is highly competitive. We face competition from other distributors of liquors as well as larger retailers. Consumers have many choices in the liquor market, and our competitors may have substantially greater financial and other resources, and may be better established in their markets. Attracting and retaining customers in this climate may be difficult.

12. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Philip Guerin	CEO @ Yolo Rum LLC	2018

Officers

OFFICER	TITLE	JOINED
John Granville	CFO	2018
Philip Guerin	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Yolo Rum Ltd	8,500,000 Class A Units	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$114,217	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$125,000	$55,000 INVENTORY, $37,250 MARKETING, $12,500 OPERATIONS, $6250 WEFUNDER FEES, $5000 LEGAL, $5,000 PROMOTIONAL MATERIALS, $4000 STORAGE

$1,000,000	$450,000 INVENTORY, $300,000 MARKETING, $100,000 OPERATIONS, $50,000 WEFUNDER, FEES, $50,000 PROMOTIONAL MATERIALS, $30,000 STORAGE, $20,000 LEGAL

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Units	1,500,000	500,000	No
Class A Units	8,500,000	8,500,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.